EXHIBIT 14.1

Corporate Code of Conduct

Policy

At Herman Miller, we believe our conduct matters. Living with integrity and following a clear ethical code has created a good business, a great place to work, and a trustworthy investment. The Herman Miller Board of Directors has adopted the following statement to articulate our Code of Conduct, which, from the founding of the business, has governed the behavior of our corporate community, including officers, directors, and employees.

Conflicts of Interest

All employees are required to:

•         Conduct themselves and Herman Miller’s business with honesty and integrity, avoiding both actual and apparent conflicts of personal or professional interests.

•         Refrain from making improper political contributions or other payments to outside organizations in which they or an immediate family member holds an ownership stake or a senior management role.

•         Refrain from accepting or being influenced by gifts.

Legal Compliance

All employees are required to:

•         Comply with laws, rules, and regulations of federal, state, and local governments and other appropriate private and public regulatory agencies that govern our business. While it is difficult to know the details of these laws, it is important to know enough to determine when to seek advice from work team leaders or other appropriate management personnel, including the Legal department, the People Services department, and the Business Risk group.

•         Comply with the Foreign Corrupt Practices Act, the anti-boycott laws and any similar local country laws.  Specific training on the requirements to comply with the Foreign Corrupt Practices Act and other applicable anti-corruption laws is provided, where relevant, to employees.

•         Comply with the SEC rules relating to the full, accurate and timely reporting and disclosure of information.

•         Refrain from making or accepting any improper payments or kickbacks or asking others to do so.

•         Adhere to international human rights conventions and refrain from the employment of child or forced labor.

•         Lead in the area of environmental responsibilities and compliance with environmental laws, and comply with the environmental policies and practices approved by the Executive Leadership Team.

Company Information and Assets

All employees are required to:

•         Report information accurately and honestly.

•         Represent our business and products accurately, openly, and honestly.

•         Act with integrity at all times in business transactions and with business information.

•         Refrain from using confidential or proprietary information for personal gain, including disclosure of confidential information to a third party, and buying or selling the company’s stock based on nonpublic information.

•         Safeguard company property and information.

•         Keep confidential all information designated as such concerning the business interests, affairs, or trade secrets of the company or of any of its subsidiary or affiliated companies.

•         Use company property for conducting company business and not for personal use.

Workplace Practices

All employees are expected to:

•         Promote ethical behavior in the work environment.

•         Promptly report dishonest, unethical, or illegal activities by other employees to appropriate parties within the Legal, People Services, or other appropriate departments, including the option for reporting issues to the Theft and Fraud Hotline.

•         Comply with this Code of Conduct, knowing that failure to do so may result in disciplinary action, up to and including termination of employment.

•         Maintain a safe and drug-free workplace.

•         Ensure that the workplace is free from discrimination and harassment and respect diversity and every individual.

Waiver to this policy

Any waiver of this policy must be given in writing. Waivers may be requested through the Legal Services Department. Waivers respecting financial officers, executive officers, and directors may require approval by the Board of Directors and will be promptly disclosed to the Company’s General Counsel and the Director of Business Risk.

Reporting and Enforcement

Any breach of the above policy may result in disciplinary action in accordance with the company’s policies as outlined in the Working Together Guide or policy manual that is in effect at the particular location.

Internal theft, fraud, or other serious abuses, such as accounting and auditing irregularities, affect everyone. In the most serious cases, the negative impact on a company’s reputation and financial well-being can even lead to the loss of jobs. If an employee becomes aware of theft, fraud, or other abuses in the workplace, he/she should not ignore it.

If an employee suspects possible violations of the Code of Conduct, Herman Miller policies, or laws, such employee has the responsibility to contact People Services or Herman Miller’s Legal Services Department at 001 616 654 3755 immediately. If the employee wishes to remain anonymous, he/she may contact the Theft and Fraud Hotline at 888 840 2387 or 001 730 582-5209 (from locations outside the USA and Canada). An employee may also choose to file a report using our confidential, web-based Internet reporting tool. This reporting tool is staffed by our vendor partner “The Network,” and anonymity is guaranteed.

Regardless of how any suspected violation is reported, there will be no form of reprisal for doing so. Herman Miller will investigate fully all matters related to alleged violations and take appropriate action in accordance with the policies outlined in the Working Together Guide or policy manual that is in effect at the particular location. It is everyone’s responsibility to help create and ensure an effective workplace. Employees are expected to participate fully in any investigation of alleged misconduct.